UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SUN COMMUNITIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	38-2730780
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

27777 Franklin Road, Suite 200
Southfield, MI	48034
(Address of Principal Executive Officers)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred share purchase rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. []

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant's Securities to be Registered.

On June 2, 2008, the Board of Directors of Sun Communities, Inc. (the “Company”) adopted a Rights Agreement, as set for in the Rights Agreement, dated as of June 2, 2008, between the Company and Computershare Trust Company, N.A., as “Rights Agent” (the “Rights Ageement”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and is incorporated by reference.

Rights Dividend

Pursuant to the terms of the Rights Agreement, the Board of Directors of the Company declared, subject to the receipt of certain regulatory clearances, a dividend distribution of one Right for each outstanding share of Common Stock, $0.01 par value (the “Common Stock”), of the Company. The distribution is payable on June 10, 2008 to stockholders of record as of the close of business on June 9, 2008 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock (the “Preferred Stock”), at a price of $100 per one one-hundredth of a share (the “Purchase Price”), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.

Distribution Date; Transfer of Rights

Until the earlier to occur of (i) ten calendar days following the date (the “Shares Acquisition Date”) of public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities (“Voting Stock”) that have 15% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten calendar days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 15% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock.

Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 9, 2018, unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Stock of the Company

In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exercise of Rights for Shares of the Acquiring Company

In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

Adjustments to Purchase Price

The Purchase Price payable, and the number of shares of Preferred Stock (or Common Stock or other securities, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, reclassification or recapitalization of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment and (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractional shares which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption and Exchange of Rights

At any time after the occurrence of the event set forth under the heading “Exercise of Rights for Common Stock of the Company” above, the Board of Directors (with the concurrence of a majority of the Independent Directors) may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock having the same market value) per Right (subject to adjustment).

At any time prior to 5:00 P.M. Boston, MA time on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require that there be Independent Directors in office and that a majority of the Independent Directors concur in such decision. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Independent Directors, the Company shall make an announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of the Preferred Stock

The Preferred Stock will rank junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Preferred Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or one hundred (100) times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Preferred Stock will not be redeemable. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of $1.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to one hundred (100) times the payment to be made per share of Common Stock, subject to certain adjustments. Generally, each share of Preferred Stock will vote together with the Common Stock and any other series of cumulative preferred stock entitled to vote in such manner and will be entitled to one hundred (100) votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive one hundred (100) times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-hundredth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

Amendments to Terms of the Rights

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Independent Directors) in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights.

The term "Independent Directors" means any member of the Board of Directors of the Company who either (i) was a member of the Board on the date of the Rights Agreement or (ii)

is subsequently elected to the Board if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

Expiration Date

The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 9, 2018 (the “Final Expiration Date”), unless previously redeemed or exchanged by the Company.

Miscellaneous

A copy of the Rights Agreement is filed herewith as Exhibit 4.1. The Articles Supplementary which originally established the Preferred Stock, the Form of Right Certificate and the Summary of Rights to Purchase Preferred Stock are attached as Exhibits A, B and C, respectively. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Item 2. Exhibits.

Exhibit	Description of Exhibit

3(i).1

Articles Supplementary of Board of Directors Classifying and Designating a Series of Preferred Stock as Junior Participating Preferred Stock and Fixing Distribution and Other Preferences and Rights of Such Series

4.1	Rights Agreement, dated as of June 2, 2008, between Sun Communities, Inc. and Computershare Trust Company, N.A., as Rights Agent.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SUN COMMUNITIES, INC.
Dated: June 3, 2008	By:	/s/ Karen J. Dearing
Karen J. Dearing, Executive Vice President, Chief Financial Officer, Secretary and Treasurer

SUN COMMUNITIES, INC.

EXHIBIT INDEX

Exhibit No.	Description

3(i).1

Articles Supplementary of Board of Directors Classifying and Designating a Series of Preferred Stock as Junior Participating Preferred Stock and Fixing Distribution and Other Preferences and Rights of Such Series.

4.1	Rights Agreement, dated as of June 2, 2008, between Sun Communities, Inc. and Computershare Trust Company, N.A., as Rights Agent.